Conformed Copy





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 2009

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  SAVINGS PLAN
                            (Full title of the Plan)


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                   2 PARAGON DRIVE, MONTVALE, NEW JERSEY 07645
                ------------------------------------------------
                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive office)



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           THE GREAT ATLANTIC & PACIFIC
                           TEA COMPANY, INC.



Date:  June 24, 2010      By   /s/ Melissa E. Sungela
                               ----------------------------------------------
                               Melissa E. Sungela
                               Vice President and Corporate Controller

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
           -----------------------------------------------------------



              Financial Statements as of December 31, 2009 and 2008
                    and for the Year Ended December 31, 2009



______________________________________________________________________________

                    Prepared for filing as part of the Annual
                     Return/Report of Employee Benefit Plan
                                   (Form 5500)

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN



                                TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                          Page
                                                                          ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....                2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  DECEMBER 31, 2009 AND 2008 ..............................                3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 2009.....................                4

NOTES TO FINANCIAL STATEMENTS..............................                5-17

SUPPLEMENTAL SCHEDULE


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    As of December 31, 2009..................................              18


EXHIBITS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   19

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350                           20



Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
----------------------------------------------------------------------

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ WithumSmith+Brown, PC
-------------------------
Somerville, New Jersey
June 24, 2010

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2009 AND 2008




                                                                            2009                     2008
                                                                     -----------------        ------------------
Assets:

  Investments - at fair value (Note 4)                                    $474,194,482              $409,355,108

    Receivables:

       Participant contributions                                               427,531                   452,484
       Employer contributions                                                7,417,697                 7,906,646
                                                                     -----------------         -----------------

    Total receivables                                                        7,845,228                 8,359,130
                                                                     -----------------         -----------------

    Total assets                                                           482,039,710               417,714,238

Liabilities:

  Accrued expenses                                                             211,566                   246,215
                                                                     -----------------         -----------------

  Total liabilities                                                            211,566                   246,215
                                                                     -----------------         -----------------

Net assets reflecting investments
     at fair value                                                         481,828,144               417,468,023
                                                                     -----------------         -----------------

Adjustment from fair value to contract value
    for fully benefit responsive investment
    contracts (security-backed contracts)                                      426,917                 7,918,616

Adjustment from fair value to contract value
    for fully benefit responsive investments
    (collective trust funds)                                                  (398,242)                4,169,020
                                                                     -----------------         -----------------


Net assets available for benefits                                    $     481,856,819         $     429,555,659
                                                                     =================         =================








                     The accompanying notes are an integral
                       part of these financial statements.

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2009





                                                                                                     2009
                                                                                              -----------------

Additions:

      Contributions:
         Participants                                                                               $18,852,108
         Employer                                                                                     7,608,813
         Rollover                                                                                       111,084
                                                                                              -----------------
                                                                                                     26,572,005

    Investment income:
         Net appreciation in fair value of investments (Note 4)                                      57,769,874
         Interest income                                                                                432,360
         Dividend income                                                                              6,347,533
                                                                                              -----------------
                                                                                                     64,549,767

              Total additions, net                                                                   91,121,772
                                                                                              -----------------

Deductions:

    Benefits paid to participants                                                                    38,112,557
    Administrative expenses                                                                             708,055
                                                                                              -----------------

              Total deductions                                                                       38,820,612
                                                                                              -----------------

              Net increase in net assets available for benefits                                      52,301,160

       Net assets available for benefits:
          Beginning of year                                                                         429,555,659
                                                                                              -----------------

          End of year                                                                              $481,856,819
                                                                                              =================




                     The accompanying notes are an integral
                       part of these financial statements.

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2009

1.    PLAN DESCRIPTION

      The following description of The Great Atlantic & Pacific Tea Company, Inc. ("Company") Savings Plan ("Savings Plan") provides only general information. Participants should refer to the Savings Plan Document for a more complete description of the Savings Plan's provisions.

      Reclassifications

      Certain reclassifications have been made to prior year amounts to conform to current year presentation. There was no effect on the net assets available for benefits as of December 31, 2008.

      Plan Merger

      On January 1, 2008, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Savings Plan with The Great Atlantic & Pacific Tea Company, Inc. Retirement Plan. Additionally, on July 1, 2008, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Savings Plan with The Great Atlantic & Pacific Tea Company, Inc. Savings Plan for Certain Employees, the Pathmark Stores, Inc. Savings Plan and the Pathmark Stores, Inc. Savings Plan for Union Employees.

      General

      The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement (CBA), as well as employees covered by a CBA where the CBA specifically provides for such coverage. Effective January 1, 2008, the Savings Plan was amended to include the employer money purchase savings plan covering all eligible employees of the Company and each subsidiary, which is designated a participating employer by the Board of Directors. The Savings Plan is subject to the Provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions

      For the defined contribution portion of the Savings Plan, eligible employees are automatically enrolled at a 3% deferral rate unless the employee declines participation. Employees have the option to contribute from 1% to 40% of their base compensation to the Savings Plan. This can be any combination of pre-tax and post-tax percentages, as long as the total of the percentages does not exceed 40% of base compensation. Union employee contributions are limited to 20% of their compensation and they are not automatically enrolled.
                                       -5-

      Additionally, the Internal Revenue Service limits the maximum amount a participant may contribute, which was $16,500 for fiscal 2009. Participating employees age 50 and older may elect to make "catch-up" pre-tax contributions to the Plan in accordance with Internal Revenue Service Regulations. The maximum "catch-up" contribution allowed during the 2009 Plan year was $5,500. On March 1, 2009, the Company suspended its matching contributions for the remainder of the 2009 Plan year for all defined contribution plan participants, except for a small number of participants whose existing collective bargaining agreement still requires matching contributions. Prior to March 1, 2009, the Company matched 50% of eligible employee contributions up to 6% of their compensation after one year of service, except for certain union employees who were not eligible for matching contributions.

      Participants direct the investment of their contributions into various investment options offered by the Savings Plan and are permitted to change their contribution rates on a daily basis. In addition, they may change their investment options with regard to future contributions and reallocate existing investment balances on any business day. Employee contributions may not be allocated to the Employer Stock Fund.

      For the non-elective Company contributions, the Company contributes 4% of an eligible employee's base compensation for the Plan year. The eligible employees are not required to make any contributions to the Savings Plan to be eligible for the non-elective Company contributions. Refer to Note 10 - Subsequent Events for the Company's suspension of this contribution for Plan year 2010.

      Eligibility and Vesting

      Prior to May 4, 2004, the Savings Plan covered eligible employees of the Company who completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older or the earlier of five years of service or age 21, if under age 21 at time of employment. Effective May 4, 2004 the Plan was amended to (a) allow employees to contribute to the Plan on the first of the month following their hire date based on the eligibility criteria described in the preceding sentence, and (b) stated that each participant shall be 100% vested in the event of termination or partial termination of the Savings Plan (if participant is affected by partial termination) or upon retirement, disability or death.

      Participants are always 100% vested in their contributions and become fully vested in the Company's matching contributions after five years, in accordance with the following schedule:




                      Years of Service                                 Vesting Percentage
             ----------------------------------------------------      ------------------
              Less than 2 years                                                       0%
              2 years but less than 3 years                                          25%
              3 years but less than 4 years                                          50%
              4 years but less than 5 years                                          75%
              5 years or more                                                       100%



      Participants are 100% vested in the Company's non-elective contributions made to their Savings Plan account after completing two years of service with the Company (1,000 hours in each 12-month period).

      Payment of Benefits

      Participants may generally withdraw their unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of "financial hardship" as defined in the Savings Plan.

      Participants may receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit. Terminated participants whose account balance is less than $1,000 receive automatic distributions.

      Forfeited Accounts

      At December 31, 2009 and December 31, 2008, forfeited nonvested accounts totaled $10,411 and $1,086,525, respectively. These accounts are used to decrease future employer contributions and can also be used to pay certain administrative expenses. During the year ended December 31, 2009, the Plan used forfeited nonvested accounts of $1,208,474 to fund employer contributions and $145,077 for administrative expenses.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and (a) any matching Company contribution, (b) the non-elective Company contribution, if any, and (c) allocations of Savings Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Participant Loans

      Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate for the duration of the loan equal to Prime plus 1% as published in the Wall Street Journal fifteen days prior to the start of the calendar quarter. Principal and interest are paid ratably through payroll deductions. The maximum loan repayment period is five years, or twenty years for the purchase of a primary residence. There is no minimum loan duration period.

      During the year ended December 31, 2009, interest rates on participant loans ranged from 4.00% to 9.50%. During the year ended December 31, 2008, interest rates on participant loans ranged from 4.00% to 10.50%.


2.    SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed by the Savings Plan are as follows:

      Basis of Accounting -

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

      Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts, as required. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

      Use of Estimates -

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, where applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      Investment Income Recognition -

      Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

      Expenses -

      All administrative expenses are being paid by the Savings Plan.

      Payment of Benefits -

      Benefit payments to participants are recorded upon distribution.

      Risks and Uncertainties -

      The Savings Plan provides for various investment options. The Savings Plan's mutual funds invest in various securities including U.S. government securities, corporate debt instruments and corporate stocks. The Employer-related securities fund invests in the Company's common stock. The Savings Plan's A&P Stable Value Fund account is invested in common collective trusts and wrapper contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the significant volatility in the U.S. and world markets, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

      Recently Adopted Accounting Standards -

      In September 2009, the Financial Accounting Standards Board ("FASB") issued guidance which provides a practical expedient for measuring the fair values of certain investments at their Net Asset Value ("NAV") and requires new disclosures of the attributes of investments in scope of this guidance. This guidance was effective for our Plan year ended December 31, 2009, with earlier adoption permitted. Refer to Note 3 - Fair Value Measurements for the related disclosures.

      In March 2008, the ("FASB") issued new accounting guidance for disclosures about derivative instruments and hedging, which expands the disclosure requirements relating to an entity's derivative instruments and hedging activities. This guidance is effective for the plan year ended December 31, 2009. The adoption of this guidance did not have a material impact on our financial statements and disclosures.

      Recently Issued Accounting Standards -

      In January 2010, the FASB issued new accounting guidance requiring additional disclosures about the different classes of assets and liabilities measured at fair value, valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1 and 2. It also clarified guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The current guidance is effective for the plan year ended December 31, 2010, except for the new disclosures relating to the Level 3 reconciliation, which are effective for the plan year ended December 31, 2011. The Plan is currently evaluating the impact of its adoption on the Plan's financial statements.


3.    FAIR VALUE MEASUREMENTS

      The accounting guidance for fair value measurement defines and establishes a framework for measuring fair value. Inputs used to measure fair value are classified based on the following three-tier fair value hierarchy:

      Level 1 - Quoted prices in active markets for identical assets or liabilities.

      Level 2 - Directly or indirectly observable inputs other than Level 1 quoted prices in active markets, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities (interest rates, prepayment speeds, credit risk, etc.).

      Level 3 - Unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models, discounted cash flows, or similar methodologies, as well as instruments for which the determination of fair value requires significant judgment or estimation.

      A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value, on a recurring basis, as of December 31, 2009 and December 31, 2008:




                                                          Fair Value Measurements
                                                            At December 31, 2009
                                             --------------------------------------------------------   ------------------
      Description                                  Level 1                Level 2       Level 3             Total
      -----------                            -------------------   -----------------   --------------   ------------------

      Money market fund                      $        15,710,647   $                -   $           -   $      15,710,647

      Mutual funds
        Fixed income                                  33,902,024                    -               -          33,902,024
        Large-Cap                                    124,311,518                    -               -         124,311,518
        Mid-Cap                                       18,897,996                    -               -          18,897,996
        Small Cap                                     15,362,814                    -               -          15,362,814
        International                                 26,130,704                    -               -          26,130,704
        Blended                                       51,151,763                    -               -          51,151,763
                                             -------------------                                        -----------------
    Total mutual funds                               269,756,819                    -               -         269,756,819

      Collective trust funds                                   -          180,735,398               -         180,735,398
      Wrapper contracts                                        -              191,462               -             191,462
      Employer-related securities
        fund                                                   -              257,558               -             257,558
      Participant loans                                        -                    -     7,542,598             7,542,598
                                             -------------------   ------------------    ----------    ------------------
    Fair value of investments                $       285,467,466   $      181,184,418    $7,542,598    $      474,194,482
                                             -------------------   ------------------    ----------    ------------------

                                                          Fair Value Measurements
                                                            At December 31, 2008
                                             -------------------------------------------------------
      Description                                      Level 1            Level 2           Level 3            Total
      -----------                            -------------------   ------------------    -----------     ----------------

      Money Market Fund                      $        17,089,278   $                -   $           -   $      17,089,278
      Mutual funds                                   206,915,181                    -               -         206,915,181
      Collective trust funds                                   -          178,722,954         -               178,722,954
      Wrapper contracts                                        -              192,835               -             192,835
      Employer-related securities
        fund                                                   -              151,446               -             151,446
      Participant loans                                        -                    -       6,283,414           6,283,414
                                             -------------------  -------------------   -------------    ----------------
    Fair value of investments                $       224,004,459  $       179,067,235   $   6,283,414    $    409,355,108
                                             -------------------  -------------------   -------------    ----------------



      The following is a description of the valuation methodologies used for assets measured at fair value.

      The money market fund is considered cash and cash equivalents and is valued at a dollar per share. As such, the fair value of the money market fund is classified as Level 1.

      Mutual funds are valued at their quoted market prices, which represent the net asset value of the securities held in such funds. As such, they are classified as Level 1.

      The Savings Plan's interest in the A&P Stable Value Fund consists of common/collective trusts and wrapper contracts, which are valued based on the Net Asset Value reported by the investment advisor in the audited financial statements of the Great Atlantic and Pacific Tea Company, Inc. Stable Value Separate Account as of December 31, 2009 and 2008. The fair value of the wrapper contracts provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and the discount rate are also directly observable inputs. The fair values of the security-backed or common collective trust contracts are based on the cumulative value of their underlying investments and wrapper fee. Investment in security-backed contracts allows for periodic deposits and withdrawals. As such, the Saving Plan's interest in the A&P's Stable Value Fund is classified as Level 2.

      The Plan holds an investment fund which consists primarily of employer-related securities. Fidelity Management Trust Company is the fund's custodian and is paid related custodial fees. As of December 31, 2009 and 2008, A&P common stock represented approximately 99% of the fund's assets, and the remaining 1% consisted of cash. While A&P common stock is publically traded, the units of this A&P Stock Fund are only available to the participants of this Plan. This fund is valued at the net asset value ("NAV") of the units held by the Plan at year end as calculated by the custodian of the fund. The fair value of this fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Plan sponsor's publically traded stock value.

      Participant loans are valued at cost, which is the best approximation of their fair value.

      The following table sets forth a summary of the changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2009 and December 31, 2008:





                                                                          Level 3 Measurements
                                                                          --------------------
                                                                             Participant Loans
                                                     --------------------------------------------------------------
                                                          December 31, 2009                  December 31, 2008
                                                     ---------------------------        ---------------------------
      Balance, beginning of the year                 $                 6,283,414        $                 3,936,358
         Loan originations, repayments
          and distributions, net                                       1,259,184                          2,347,056
                                                     ---------------------------        ---------------------------
      Balance, end of year                           $                 7,542,598        $                 6,283,414
                                                     ===========================        ===========================



      The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    INVESTMENTS

      The following table represents a breakdown of the fair value of investments:



                                                                        December 31, 2009              December 31, 2008
                                                                       -------------------             -----------------
        Employer-related Securities Fund                               $           257,558             $          151,446
        Common Collective Trusts at Net Asset Value                            180,735,398                    178,722,954
        Wrappers at Fair Value                                                     191,462                        192,835
        Money Market Fund at Fair Value                                         15,710,647                     17,089,278
        Mutual Funds at Net Asset Value                                        269,756,819                    206,915,181
        Participant Loans                                                        7,542,598                      6,283,414
                                                                       -------------------             ------------------
           Total investments at fair value                             $       474,194,482             $      409,355,108
                                                                       ===================             ==================



      The following table presents investments that represent 5 percent or more of the Savings Plan's net assets at December 31, 2009 and 2008.



                                                                            December 31, 2009           December 31, 2008
                                                                        ---------------------           -----------------
        Pyramis Intermediate Duration Commingled*                       $       89,026,272              $      79,002,519
        Wells Fargo Synthetic Stable Value Fund*                                52,369,832                     53,958,773
        Bank of America, N.A. Fixed Income Fund F*                              39,559,431                     38,441,652
        Vanguard Institutional Index                                            47,059,848                     38,101,122
        Allianz NFJ Dividend Value Admin Fund                                   29,589,922                     27,719,696
        AF Growth of Amer R5**                                                  28,052,092                     19,541,127
        PIMCO Total Return Admin Fund                                           33,902,024                     26,461,067
        Fidelity Balanced Fund                                                  32,280,547                     26,572,092
        Fidelity International Discovery**                                      26,130,704                     20,848,994
        ------------------
        *   Represents contract value for these investments
        **  The market value of this fund at December 31, 2008 was below the 5%
            of the Savings Plan's net assets. However, it is presented for comparability.

      During 2009, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $57,769,874, as follows:

      Net appreciation in fair value of investments:

           Employer-related securities fund                                          $              116,948
           Common Collective Trusts                                                               7,924,980
           Mutual funds                                                                          49,727,946
                                                                                     ----------------------
                Net appreciation                                                     $           57,769,874
                                                                                     ======================



5.    Synthetic Guaranteed Investment Contracts (GIC)

      The Savings Plan had two investments in Synthetic Guaranteed Investment Contracts ("GIC") during the 2009 and 2008 Plan years. These are investments that simulate the performance of a traditional GIC through the use of financial instruments (referred to as "wrapper" contracts). For these investments, the Company invested in common / collective trusts which consist of government securities, private and public backed mortgaged-backed and other asset-backed securities as well as grouped investments. The benefit responsive "wrapper" contracts were all liquidity agreements. As of December 31, 2009 and 2008, the aggregate fair values of the "wrapper" contracts held by the Savings Plan were $191,462 and $192,835, respectively.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

      The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

      To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under the contract value accounting. As a result, the future crediting rate may be lower over time and the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

      Certain events limit the ability of the Savings Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Savings Plan documents, (2) changes to Savings Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Savings Plan sponsor or other Savings Plan sponsor events that cause a significant withdrawal from the plan, or
      (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Savings Plan administrator does not believe that the occurrence of any such value event, which would limit the Savings Plan's ability to transact at contract value with participants, is probable.

      The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.


                                                                                          Reconciled Contract
      Plan Year 2009                                                                      Value of Investment
      ---------------------------------------------------------------------------        -------------------------
      Monumental Life Insurance Co.,4.43%
            Pyramis Intermediate Duration Commingled Pool                                        $89,601,796
            Contract value liquidity agreement                                                        93,415
            Adjustment to contract value                                                            (668,939)
                                                                                         -------------------------
                                Total Contract Value                                             $89,026,272
                                                                                         -------------------------
            Crediting rate:            4.28%
            Yield Rate:                3.93%

      Bank of America, N.A. 2.23%
            Fixed Income Fund F                                                                  $38,365,528
            Contract value liquidity agreement                                                        98,047
            Adjustment to contract value                                                           1,095,856
                                                                                         -------------------------
                                Total Contract Value                                             $39,559,431
            Crediting rate:            2.13%
                                                                                         -------------------------
            Yield Rates:               3.71%                       Total Plan Year 2009         $128,585,703
                                                                                         -------------------------


                                                                                           Reconciled Contract
      Plan Year 2008                                                                       Value of Investment
      ---------------------------------------------------------------------------        -------------------------
      Monumental Life Insurance Co., 5.42%
            Pyramis Intermediate Duration Commingled Pool                                       $  73,833,642
            Contract value liquidity agreement                                                        124,875
            Adjustment to contract value                                                            5,044,002
                                                                                         -------------------------
                                Total Contract Value                                            $  79,002,519
                                                                                         -------------------------
            Crediting rate:            5.42%
            Yield Rate:                7.55%

      Bank of America, N.A. 4.27%
            Fixed Income Fund F                                                                 $  35,499,108
            Contract value liquidity agreement                                                         67,960
            Adjustment to contract value                                                            2,874,584
                                                                                         -------------------------
                                Total Contract Value                                            $  38,441,652
            Crediting rate:            4.27%
                                                                                         -------------------------
            Yield Rates:               6.24%                       Total Plan Year 2008         $ 117,444,171
                                                                                         -------------------------



      In addition to the two investments in GIC's discussed above for Plan years ended December 31, 2009 and 2008, the Savings Plan invests in collective trust funds that primarily invest in security-backed contracts. As of December 31, 2009 and 2008, the adjustment from fair value to contract value for fully benefit responsive investments for these collective trust funds were $(398,242) and $4,169,002, respectively.

      The average yield rates based on actual earnings for fully benefit responsive investment contracts as of December 31, 2009 and 2008 were 4.07% and 4.84%, respectively. The average yield rates based on interest rate credited to participants for fully benefit responsive investment contracts as of December 31, 2009 and 2008 were 3.91% and 4.72%, respectively.
                                      -15-

6.    RELATED PARTY TRANSACTIONS

      Certain Savings Plan investments are mutual funds managed by Fidelity Management Trust Company, which is also the custodian for these investments. Also, certain investments within the common collective trust fund are managed by Wells Fargo, which is also the custodian for these investments. Therefore, these transactions qualify as party-in-interest transactions. The Savings Plan has investments in A&P Common Stock that were made in prior years. Employees may no longer select this investment option.

      Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Savings Plan) at no cost to the Savings Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code's and ERISA's rules on prohibited transactions.


7.    SAVINGS PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Savings Plan subject to the provisions of ERISA. If the Savings Plan is terminated, each participant would receive the value of his or her interest in the trust funds attributable to both participant and employer vested contributions for all years of participation.


8.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2004 that the Savings Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Savings Plan has been amended since receiving the determination letter. The Savings Plan Administrator believes that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Savings Plan's financial statements.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits and investment income per the financial statements to the Form 5500:



                                                                        December 31, 2009                December 31, 2008
                                                                       -------------------               -----------------
        Net assets available for benefits
           per the financial statements                                $       481,856,819                $   429,555,659
        Adjustment from contract value to fair
           value for fully benefit responsive
           investment contracts for security-backed
           contracts                                                              (426,917)                    (7,918,616)
        Adjustment from contract value to fair value
           for fully benefit responsive investments
           for collective trust funds                                              398,242                     (4,169,020)
                                                                       -------------------               -----------------
        Net assets available for benefits
           per the Form 5500                                           $       481,828,144               $    417,468,023
                                                                       ===================               =================

                                                                       December 31, 2009
                                                                       -------------------
        Investment income per financial
           statements                                                  $        64,549,767
        Adjustment from contract value to fair
           value at December 31, 2008                                           12,087,636
        Adjustment from contract value to fair
           value at December 31, 2009                                              (28,675)
                                                                       -------------------
        Investment income per the Form 5500                            $        76,608,728
                                                                       ===================




10.   SUBSEQUENT EVENTS

      The Company has evaluated and disclosed any subsequent events that have occurred through the date of this filing. The following is a summary of the subsequent event.

      Effective January 1, 2010, the Company has suspended its non-elective contributions to the defined contribution retirement plans, which were equal to 4% of eligible participants' salaries.




                                      THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

                                       SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                   AS OF DECEMBER 31, 2009

                                                  Description of Investment
                                                  Including Maturity Date, Rate of
Identity of Issue, Borrower,                      Interest, Collateral, Par or
Lessor, or Similar Party                          Maturity Value                                     Cost            Current Value
----------------------------------------------    ----------------------------------------    ------------------   ----------------
A&P Stable Value Fund
  Wells Fargo Synthetic Stable Value Fund(*)      Collective Trust Fund                       $      46,405,951    $     52,768,074
  Pyramis Intermediate Duration
    Commingled Pool (*)                           Collective Trust Fund                              80,169,637          89,601,796
  Bank of America, N.A. Fixed Income Fund F(*)    Collective Trust Fund                              32,618,087          38,365,528
  Monumental Life Insurance Company               Wrapper Contract, rate of interest 4.43%                    -              93,415
  Bank of America, N.A.                           Wrapper Contract, rate of interest 2.23%                    -              98,047

PIMCO Total Return Administrative                 Mutual fund                                        33,091,275          33,902,024
Davis NY Venture A                                Mutual fund                                        21,142,996          19,609,656
Vanguard Institutional Index                      Mutual fund                                        51,742,258          47,059,848
Allianz NFJ Dividend Value Admin Fund             Mutual fund                                        37,725,689          29,589,922
Wells Fargo Small Cap Value Inv CL                Mutual fund                                         2,745,017           3,092,988
Artisan Mid Cap Value                             Mutual fund                                        11,762,158          12,543,405
American Funds Growth Fund of America R5          Mutual fund                                        29,987,215          28,052,092
Royce Value Plus Service CL                       Mutual fund                                        12,631,381          12,269,826
Munder Mid Cap Core Growth Class Y                Mutual fund                                           573,465             609,244
Fidelity Balanced (*)                             Mutual fund                                        34,636,389          32,280,547
Fidelity International Discovery (*)              Mutual fund                                        29,482,497          26,130,704
Fidelity Low-Priced Stock Fund (*)                Mutual fund                                         5,549,913           5,745,346
Fidelity Freedom Income (*)                       Mutual fund                                         2,067,975           2,101,771
Fidelity Freedom 2000 (*)                         Mutual fund                                           483,945             496,897
Fidelity Freedom 2005 (*)                         Mutual fund                                           136,140             145,982
Fidelity Freedom 2010 (*)                         Mutual fund                                         1,752,405           1,795,985
Fidelity Freedom 2015 (*)                         Mutual fund                                         2,236,579           2,401,729
Fidelity Freedom 2020 (*)                         Mutual fund                                         3,045,748           3,055,232
Fidelity Freedom 2025 (*)                         Mutual fund                                         2,641,010           2,793,557
Fidelity Freedom 2030 (*)                         Mutual fund                                         1,712,084           1,822,612
Fidelity Freedom 2035 (*)                         Mutual fund                                         1,054,130           1,181,422
Fidelity Freedom 2040 (*)                         Mutual fund                                         1,731,881           1,835,779
Fidelity Freedom 2045 (*)                         Mutual fund                                           599,377             733,063
Fidelity Freedom 2050 (*)                         Mutual fund                                           436,615             507,188
Fidelity Money Market Trust Retirement(*)         Money Market Fund                                  15,710,647          15,710,647
The Great Atlantic & Pacific Tea
  Company, Inc.(*)                                A&P Stock Fund                                        293,496             257,558
Participant loans                                 Mature from 2010 to 2029, 4.00% - 9.50%                     -           7,542,598
                                                                                               ----------------      --------------
                                                      Total                                    $    464,165,960      $  474,194,482
                                                                                               ================      ==============
(*) Party-in-interest

                                   See Report of Independent Registered Accounting Firm



                                                                  Exhibit 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-147808, 333-119045, 333-78805, and 333-152491)
of The Great Atlantic & Pacific Tea Company, Inc. of our report dated June 24, 2010 relating to the financial statements of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan, which appears in this Form 11-K.


/s/ WithumSmith+Brown, PC
-------------------------
WithumSmith+Brown PC
Somerville, New Jersey
June 24, 2010

                                                                 Exhibit 99.1




                Certification Pursuant To 18 U.S.C. Section 1350,
                             As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ali B. Rizvi, Senior Director Taft Hartley, HR and Labor Analytics, of The Great Atlantic & Pacific Tea Company, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




June 24, 2010                    /s/ Ali B. Rizvi
                                 ---------------------------------------------
                                 Ali B. Rizvi
                                 Senior Director Taft Hartley, HR
                                 and Labor Analytics